EXHIBIT 99.1
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[Telewest Logo]

12 March 2002

TELEWEST ANNOUNCES (POUND)20M FUNDING


Telewest today announced that it has secured a further (pound)20m of institutional funding from Newcourt Capital (UK) Ltd., a subsidiary of CIT Group Inc., as part of Telewest's (pound)2.25 billion bank facility.

In March 2001,Telewest announced a (pound)2.25 billion new bank facility which included (pound)2.0 billion of committed funds and a carve out for (pound)250 million from institutional investors. The first (pound)125 million of this tranche was secured in October 2001 from GE Capital. Telewest is continuing discussions with respect to the remaining (pound)105 million of this tranche.

Charles Burdick, group finance director of Telewest Communications, said: "This demonstrates continuing support from institutional investors for our business plan and our current operational performance."


Bob Hicks, Head of Communications & Media Finance, Europe, for Newcourt Capital, said: "The transaction represents an attractive investment for Newcourt and we are pleased to be supporting Telewest in this manner."


ENQUIRIES:

TELEWEST
Jane Hardman          020 7299 5888

BRUNSWICK
Craig Breheny         020 7404 5959


NOTES TO EDITORS:

Telewest Communications, the broadband communications and media group, currently provides multi-channel television, telephone and internet services to more than
1.7 million UK households, and voice and data telecommunications services to over 70,000 business customers. Its content division, Flextech, is the biggest provider of basic channels to the UK pay-TV market and is the BBC's partner in UKTV, which has a portfolio of pay-TV channels based on the corporation's programming, including UK Gold.